SUB-ITEM: 77(D)
MORGAN STANLEY SMALL-MID SPECIAL VALUE FUND

     The Board of Trustees approved changing the capitalization range of the
Fund to the higher of $7.5 billion or the high end of the range of companies represented in the Russell 2500 Value Index.